Mail Stop 3561

August 31, 2009

Progress Energy, Inc.
Carolina Power & Light Company
410 South Wilmington Street
Raleigh, North Carolina 27601-1748

Florida Power Corporation
299 First Avenue North
St. Petersburg, Florida 33701

Attention: Mr. Jeffrey M. Stone, Chief Accounting Officer

   Re: **Progress Energy, Inc.**
      Carolina Power & Light Company
      Florida Power Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Filed March 2, 2009
      Form 10-Q for the Period Ended June 30, 2009
      Filed August 7, 2009
      File No. 001-15929

      Progress Energy, Inc.
      Definitive Proxy Statement on Schedule 14A
      Filed March 31, 2009
      File No. 001-15929

      Carolina Power & Light Company
      Definitive Proxy Statement on Schedule 14A
      Filed March 31, 2009
      File No. 001-03382

Dear Mr. Stone:

   We have completed our review of your Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and related filings and have no further comments at this time.

             Sincerely,

             Mara Ransom
             Legal Branch Chief